Mark A. Weiss
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6457
E-MAIL: mweiss@kmklaw.com

December 24, 2008

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

Re:	Infinity Property and Casualty Corporation
Form 10-K for fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended September 30, 2008
File No. 0-50167

Dear Mr. Rosenberg:

On behalf of Infinity Property and Casualty Corporation, we are confirming to the Staff, per my telephone conversation of December 23, 2008 with Ms. Sasha Parikh, that Infinity will respond to Staff’s comments contained in the letter dated December 22, 2008 to the above-referenced filings by Friday, January 16, 2009.  If you have any questions, please feel free to contact me.

Sincerely yours, KEATING MUETHING & KLEKAMP PLL

By:	/s/Mark A. Weiss
Mark A. Weiss

cc:	Ms. Sasha Parikh (via facsimile (202) 772-9217)
Mr. Roger Smith
Samuel J. Simon, Esq.